FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of  January   , 1997

                        PRAIRIE PACIFIC ENERGY CORPORATION
                 (Translation of registrant's name into English)

       302, 1168 Hamilton Street, Vancouver, British Columbia, Canada, V6B 2S2
                   (Address of principal executive offices)


       [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
                              Form 20-F X Form 40-F


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                      Yes                   No   X


         [If "Yes" is marked,  indicate below the file number  assigned to the
registrant in connection  with Rule 12g3-2(b):  82-    ]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       PRAIRIE PACIFIC ENERGY CORPORATION
                                       (Registrant)

Date     February 5, 1997           By  /s/  Malcolm F.W. Todd
    -----------------------           -------------------------------------
                                             Malcolm F.W. Todd, President
                                             (Signature)*

         *Print the name and title of the signing officer under his signature.
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PRAIRIE PACIFIC     PRAIRIE PACIFIC          302, 1168 HAMILTON STREET
LOGO                ENERGY CORPORATION       VANCOUVER, BRITISH COLUMBIA
                         FOR IMMEDIATE       V6B 252
                         RELEASE             TELEPHONE: 604-684-2356
                                             FACSIMILE: 604-684-4265
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             PRAIRIE PACIFIC ENERGY CORPORATION ("Prairie Pacific")
                Listed: The Alberta Stock Exchange - Symbol: PRP
                    NASDAQ OTC Bulletin Board - Symbol: PRPEF
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                       Prairie Pacific Energy Corporation
        Files Draft Notice of Intention To Make A Normal Course Issuer Bid

Calgary (January 10th, 1997) - Prairie Pacific Energy Corporation (ASE: PRP) today filed with The Alberta Stock Exchange a Draft Notice of Intention to make a Normal Course Issuer Bid for up to 8 percent of the public float of its stock.

"Purchasing shares at the prevailing trading price, relative to the value per share of the discounted worth of Prairie Pacific's oil and gas reserves, including the anticipated value of its 10 percent undivided interest in a Brazeau, Alberta new pool, dual zone oil and natural gas discovery, together with the value per share of its equity holdings in Inspan Investment Limited which also has a 10 percent undivided interest in the Brazeau discovery, represents an attractive and appropriate action," Prairie Pacific's President Malcolm Todd said.

Prairie Pacific was successful in acquiring 428,470 common shares at an average of $0.70 per share during the period April 3, 1989 to September 30, 1996 under previous Normal Course Issuer Bids.

If accepted by The Alberta Stock Exchange, Prairie Pacific will commence with the Bid to acquire up to 400,000 common shares on February 1st, 1997 and will continue until January 31st, 1998, or until the maximum number of shares sought are purchased. This amount represents 6.6 percent of the total six million shares issued and outstanding and 8 percent of the public float of 4.9 million shares.

The purchase of any common shares through this Bid will be effected through the facilities of The Alberta Stock Exchange. Prairie Pacific's shares also trade through the facilities of NASDAQ OTC Bulletin Board in the United States. There will be no purchases made through the NASDAQ OTC Bulletin Board in respect of this Bid. Prairie Pacific expects to purchase shares as available at such prices as Prairie Pacific believes practical and in the best interest of Prairie Pacific.

For further information, please contact:

                          Malcolm F. W. Todd, President
                               Tel: (604) 684-2356
                          Frank Dabbs, Public Relations
                               Tel: (403) 228-7779

         The Alberta Stock Exchange has neither approved nor disapproved the information contained herein.